UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  _____________

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                             Time Warner Cable Inc.
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    88732J108
                                 (CUSIP Number)


                                December 31, 2007
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


================================================================================

CUSIP No. 88732J108                                            Page 2 of 8 Pages

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================================================================================

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Time Warner Inc.
          13-4099534

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  a|_|
                                                                            b|_|

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3         SEC USE ONLY


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4         CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

================================================================================
================================================================================

                                 5         SOLE VOTING POWER                   0
        NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                                 -----------------------------------------------
                                 -----------------------------------------------

                                 6         SHARED VOTING POWER       746,000,000

                                 -----------------------------------------------
                                 -----------------------------------------------

                                 7         SOLE DISPOSITIVE POWER              0

                                 -----------------------------------------------
                                 -----------------------------------------------

                                 8         SHARED DISPOSITIVE POWER  746,000,000

================================================================================
================================================================================

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                                 746,000,000

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--------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |_|

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--------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         82.71% (1)

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--------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON                                          HC

================================================================================

(1) Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of Class A Common Stock of Time Warner Cable Inc. ("Time Warner Cable") outstanding as of November 2, 2007, as reported in Time Warner Cable's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. In addition, 75,000,000 shares of Class B Common Stock of Time Warner Cable are owned directly by Warner Communications Inc. and beneficially by Time Warner Inc. (collectively, the "Reporting Persons"). The Class B Common Stock is not a class of securities registered under the Securities Exchange Act of 1934 or regulations thereunder and is not convertible into Class A Common Stock. In aggregate, the Reporting Persons own 84.04% of the outstanding common stock of Time Warner Cable.

                                  SCHEDULE 13G


================================================================================

CUSIP No. 88732J108                                            Page 3 of 8 Pages

================================================================================
========= ======================================================================

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Warner Communications Inc.
          13-2696809

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--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  a|_|
                                                                            b|_|

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--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

================================================================================
================================================================================

                                 5         SOLE VOTING POWER                   0
        NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH

                                 -----------------------------------------------
                                 -----------------------------------------------

                                 6         SHARED VOTING POWER       746,000,000

                                 -----------------------------------------------
                                 -----------------------------------------------

                                 7         SOLE DISPOSITIVE POWER              0

                                 -----------------------------------------------
                                 -----------------------------------------------

                                 8         SHARED DISPOSITIVE POWER  746,000,000

================================================================================
================================================================================

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                                 746,000,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |_|

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         82.71% (1)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON                                          CO

================================================================================

(1) Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of Class A Common Stock of Time Warner Cable Inc. ("Time Warner Cable") outstanding as of November 2, 2007, as reported in Time Warner Cable's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. In addition, 75,000,000 shares of Class B Common Stock of Time Warner Cable are owned directly by Warner Communications Inc. and beneficially by Time Warner Inc. (collectively, the "Reporting Persons"). The Class B Common Stock is not a class of securities registered under the Securities Exchange Act of 1934 or regulations thereunder and is not convertible into Class A Common Stock. In aggregate, the Reporting Persons own 84.04% of the outstanding common stock of Time Warner Cable.

CUSIP No. 88732J108                                            Page 4 of 8 Pages


Item 1(a)         Name of Issuer

                  Time Warner Cable Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  One Time Warner Center, North Tower,
                  New York NY 10019

Item 2(a)         Name of Person Filing:

                  Time Warner Inc.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  One Time Warner Center, New York, NY 10019

Item 2(c)         Citizenship:

                  Delaware

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, par value $0.01 per share

Item 2(e)         CUSIP Number:

                  88732J108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)          |_| Broker or dealer registered under Section 15 of the Act.

     (b)          |_| Bank as defined in Section 3(a)(6) of the Act.

     (c)          |_| Insurance company as defined in Section 3(a)(19) of the
                      Act.

     (d)          |_| Investment company registered under Section 8 of the
                      Investment Company Act of 1940.

     (e)          |_| An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E);

     (f)          |_| An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

     (g)          |_| A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

     (h)          |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

     (i)          |_| A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)          |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 88732J108                                           Page 5 of 8 Pages

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                  746,000,000

         (b)      Percent of Class:

                  82.71%(1)

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote                     0

        (ii)      Shared power to vote or to direct the vote         746,000,000

       (iii)      Sole power to dispose or to
                  direct the disposition                             0

        (iv)      Shared power to dispose or to direct the
                  disposition of                                     746,000,000

                  (1) Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of Class A Common Stock of Time Warner Cable outstanding as of November 2, 2007, as reported in Time Warner Cable's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. In addition, 75,000,000 shares of Class B Common Stock of Time Warner Cable are owned directly by Warner Communications Inc. and beneficially by Time Warner Inc. (collectively, the "Reporting Persons"). The Class B Common Stock is not a class of securities registered under the Securities Exchange Act of 1934 or regulations thereunder and is not convertible into Class A Common Stock. In aggregate, the Reporting Persons own 84.04% of the outstanding common stock of Time Warner Cable.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [__]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Warner Communications Inc. (an indirect wholly-owned subsidiary of Time Warner Inc.) - CO

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

CUSIP No. 88732J108                                            Page 6 of 8 Pages

Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88732J108                                            Page 7 of 8 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2008
                                                   Time Warner Inc.



                                                   By:  /s/ John K. Martin, Jr.
                                                            (Signature)

                                                   John K. Martin, Jr.
                                                   Executive Vice President and
                                                   Chief Financial Officer
                                                           (Name/Title)



                                                   Warner Communications Inc.



                                                   By:  /s/ John K. Martin, Jr.
                                                            (Signature)

                                                   John K. Martin, Jr.
                                                   Executive Vice President and
                                                   Chief Financial Officer
                                                           (Name/Title)

CUSIP No. 88732J108                                            Page 8 of 8 Pages




                                                                   EXHIBIT NO. 1

                             JOINT FILING AGREEMENT


         Time Warner Inc., a Delaware corporation, and Warner Communications Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of common stock, par value $0.01, of Time Warner Cable Inc. is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.




Date:  February 11, 2008
                                                   Time Warner Inc.



                                                   By:  /s/ John K. Martin, Jr.
                                                            (Signature)

                                                   John K. Martin, Jr.
                                                   Executive Vice President and
                                                   Chief Financial Officer
                                                           (Name/Title)



                                                   Warner Communications Inc.



                                                   By:  /s/ John K. Martin, Jr.
                                                            (Signature)

                                                   John K. Martin, Jr.
                                                   Executive Vice President and
                                                   Chief Financial Officer
                                                           (Name/Title)